UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

BlackRock Innovation & Growth Term Trust

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

09260Q108

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09260Q108	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 59,196,236
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 59,196,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 59,196,236
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.05%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 218,808,356 shares of common stock outstanding as of 10/11/24, as disclosed in the company's SC TO-I filed 10/18/24

CUSIP No. 09260Q108	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1
	8	SHARED VOTING POWER 59,196,237
	9	SOLE DISPOSITIVE POWER 1
	10	SHARED DISPOSITIVE POWER 59,196,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 59,196,237
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.05%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 218,808,356 shares of common stock outstanding as of 10/11/24, as disclosed in the company's SC TO-I filed 10/18/24

CUSIP No. 09260Q108	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 59,196,236
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 59,196,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 59,196,236
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.05%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 218,808,356 shares of common stock outstanding as of 10/11/24, as disclosed in the company's SC TO-I filed 10/18/24

CUSIP No. 09260Q108	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 23 amends and supplements the statement on Schedule 13D filed with the SEC on 3/16/23, as amended by Amendment No. 1 filed 3/24/23, Amendment No. 2 filed 4/28/23, Amendment No. 3 filed 6/1/23, Amendment No. 4 filed 6/30/23, Amendment No. 5 filed 8/25/23, Amendment No. 6 filed 9/26/23, Amendment No. 7 filed 10/11/23, Amendment No. 8 filed 10/23/23, Amendment No. 9 filed 11/2/23, Amendment No. 10 filed 11/13/23, Amendment No. 11 filed 11/22/23, Amendment No. 12 filed 12/5/23, Amendment No. 13 filed 12/11/23, Amendment No. 14 filed 12/12/23, Amendment No. 15 filed 12/26/23, Amendment No. 16 filed 2/2/24, Amendment No. 17 filed 2/20/24, Amendment No. 18 filed 3/11/24, Amendment No. 19 filed 5/21/24, Amendment No. 20 filed 8/9/24,  Amendment No. 21 filed 10/11/24, and Amendment No. 22 filed 10/29/24; with respect to the common shares of BlackRock Innovation & Growth Term Trust. This Amendment No. 23 amends Items 3 and 5, as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $433,545,097 was paid to acquire the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 218,808,356 shares of common stock outstanding as of 10/11/24, as disclosed in the company's SC TO-I filed 10/18/24.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Common Shares effected since the filing of the Schedule 13D/A on 10/29/24 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 09260Q108	SCHEDULE 13D/A	Page 6 of 8 Pages

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

CUSIP No. 09260Q108	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 16, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 09260Q108	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D/A on 10/29/24.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
10/29/2024	Buy	148,103	7.60
10/30/2024	Buy	61,003	7.66
10/31/2024	Buy	11,621	7.58
11/5/2024	Buy	16,939	7.47
11/6/2024	Buy	104,693	7.63
11/7/2024	Buy	40,719	7.71
11/8/2024	Buy	79,091	7.74
11/11/2024	Buy	22,616	7.83
11/12/2024	Buy	104,967	7.73
11/13/2024	Buy	94,406	7.82
11/19/2024	Buy	92,376	7.60
11/20/2024	Buy	82,254	7.64
11/22/2024	Buy	68,422	7.86
11/25/2024	Buy	266,732	7.96
11/26/2024	Buy	15,801	8.01
12/2/2024	Buy	94,924	7.98
12/3/2024	Buy	25,438	7.97
12/4/2024	Buy	185,716	8.07
12/5/2024	Buy	159,167	8.07
12/12/2024	Buy	355,173	7.87
12/13/2024	Buy	233,126	7.90